ActionView International, Inc.
1892 West Broadway, 2nd floor • Vancouver, British Columbia • Canada, V6Y 1J9
Tel: (604) 730-6001 • Fax: (604) 879-8224 • Toll-free: (866) 878-0200
E-mail: info@actionview.ca • www.actionview.ca

June 22, 2007

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC, 20549-3581

Attention: Mr. David R. Humphrey

Dear Sirs,

Re:	Form 10-KSB for year ended December 31, 2006
File No. 033-03328-D

Further to your comment letter dated June 8, 2007 regarding our Form 10-KSB, we reply as follows:

Management’s Discussion and Analysis

1 to 5. As recommended in your letter, all comments will be incorporated into the next related filing.

Financial Statements

6 to 9. As recommended in your letter, all comments will be incorporated into the next related filing.

10. Note 9 - Common Stock, Exchangeable Shares, page F-19

There are no conditions under which we could be required to net-cash settle the exchangeable shares or convert them on other than a one-for-one basis into restricted shares.

11. Note 13 – Subsequent Events, page F-23

(i) The conversion of the CLX indebtedness actually took place in late May 2007.

	Debt	144 Shares
Principal received from July to November 2005	$225,000
Accrued interest @ 8% compounded quarterly
To February 19 2007 (accrued as at Dec 31 06)	21,727
Total debt when notice of default received on Feb 19 07	$246,727	8,907,098
Additional accrued interest
From Feb 20 to May 22, 2007	4,868	175,754
Total debt converted in late May 2007	$251,595	9,082,852

Failure on our part to make payment to CLX resulted in default and the total debt being converted into restricted shares at the average price per share during the ten (10) trading days immediately preceding the notice of default from CLX. The VWAP price per share was $0.0277, between February 5 and 16, 2007, and was used for the conversion as agreed with CLX. The additional interest expense of $4,968 and the related shares will be included in our 10-QSB for the six months ended June 30, 2007.

(iv) The consequences of not repaying the $180,000 of convertible promissory notes on a timely basis is also conversion into restricted shares. The notes will be converted at 75 to 80% of VWAP during the 10 days prior to receiving formal notices of default. At the present time, this would approximate 29 million shares [$180,000 / .0062] (.008 x .775 = .0062) but no default notices have yet been received from these note holders. For further information, please refer to Note 6 in the December 31, 2007, financial statements.

12. Plan to dispose of the Vancouver business and related assets (pages 16, 29 and F-24)

Due to the absence of working capital, it became necessary for us to try and sell the Vancouver business as a franchise in order to reduce on-going operating expenses. If we are successful in selling Vancouver as a franchise operation along with related assets, then very little will remain on the asset side of the balance sheet. Revenues will primarily relate to royalties from the two active franchises in Yellowknife and Vancouver. The Company continues to pursue other franchising opportunities, and is hopeful that the Las Vegas franchise will produce royalty income in the future. The Company continues to attempt to to sell other franchises and signs along with pursuing other business opportunities in the USA, the Middle East, Australia and China. These activities are subject to working capital limitations which have been partially offset by periodic cash advances from our two key officers since late last summer. Capital raising activities continue, and if successful, current and new business opportunities will be pursued more aggressively.

13. Future plans

There have been significant changes in our business plan as evidenced by the operating asset impairment provision recorded at the December 31, 2006, year end and explained in Note 11. This was primarily the result of the August 2006 termination of our subsidiary’s contract with Chuangrun Media Ltd after the revelation that the contracts it proclaimed to have with the Guangzhou Airport Authority in southern China were in fact fraudulent and counterfeit, which has been fully explained in previous reports.

Management continues to advance its business development, within its limited financial resources. We will ensure that our Form 10-QSB for June 30, 2007 clearly explains the current status of our business plan. Because ActionView has a business plan; has continued operations with respect to its existing franchise; and expects to develop additional franchises and business interests in the future; it has more than ‘nominal operations’ and ‘nominal assets,’ and is not a shell company as recently defined by the Commission.

Further to your request, we acknowledge that:

  We are responsible for the adequacy and accuracy of the disclosure in the SEC filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

  We cannot assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

ACTIONVIEW INTERNATIONAL INC

/s/ Christopher J. Stringer

Chris Stringer,
President and Chief Financial Officer